NEWS RELEASE

Investors, analysts and other interested parties can access Brascan’s 2004 Fourth Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brascan’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2004 Fourth Quarter Results conference call can be accessed via webcast on February 14, 2005 at 3:00 p.m. EST at www.brascancorp.com or via teleconference at 416-695-6120 or 1-888-789-0089, toll free in North America, at approximately 2:50 p.m. EST. The teleconference replay can be accessed at 416-641-2128 or 1-866-631-6942 using pass code 8546.

BRASCAN REPORTS RECORD CASH FLOW FROM OPERATIONS AND NET INCOME

        •    CASH FLOW FROM OPERATIONS ON A COMPARABLE BASIS, INCREASED 14%

        •    NET INCOME INCREASED 71%

        •    COMMON SHARE DIVIDEND INCREASED BY 7%

TORONTO, February 14, 2005 – Brascan Corporation (TSX: BNN.LV.A, NYSE: BNN) today announced record operating results for the year ended December 31, 2004. Cash flow from operations totalled $670 million and net income increased to $688 million, compared with $624 million and $403 million, respectively for 2003.

		For the year ended
		December 31

US$ million	Total		Comparable Basis*

(except per share amounts)	2004	2003	2004	2003

Net Income	$688	$403	$618	$311
- per share	$2.38	$131	$2.11	$096
Cash flow from operations	$670	$624	$577	$517
- per share	$2.34	$214	$1.98	$174

* Excluding property and disposition gains

Cash flow from operations per share increased by 14% year over year on a comparable basis. Net income per share more than doubled. Power generation and homebuilding activities contributed strongly to the growth in cash flow from operations. Net property and disposition gains contributed $93 million to operating cash flow, compared with $107 million during 2003. Resource sector investments achieved substantial increases in earnings which contributed to the increase in Brascan’s net income.

Bruce Flatt, President and Chief Executive Officer of Brascan commented: “All of our operations made substantial progress during 2004. In particular, our power generation operations increased their contribution due to the acquisition of new facilities and a return to normal hydrology levels. Our property operations, and in particular our homebuilding operations, continued to benefit from strong fundamentals in each of our core markets. We are confident of achieving continued growth in line with our business objectives as we enter 2005.”

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2004 Year End Results

Dividend Declaration

On February 11, 2005, the Board of Directors declared a dividend of US$0.15 per Class A Share, representing an increase of 7%, payable on May 31, 2005 to shareholders of record as at the close of business on May 1, 2005.

Information on Brascan’s common and preferred share dividends can be found on Brascan’s web site under Investor Centre/Stock Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Financial Information for the year ended December 31, 2004 contains further information on the company’s strategy, operations and financial results. These documents are available on the company’s web site.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on property, power generation and other infrastructure assets, the company has direct investments of $20 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.LV.A, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246  e-mail: kvyse@brascancorp.com

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2004 Year End Results

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec.31		Year ended Dec.31
US$ millions, except per share amounts	2004	2003	2004	2003

Total revenues and gains	$1,299	$1,140	$4,027	$3,370

Net operating income
Property	342	233	1,019	837
Power generation	70	57	283	172
Funds management	35	33	200	180
Investment income and other	11	11	79	89
Property and disposition gains	--	157	123	157

	458	491	1,704	1,435
Expenses
Interest expense	132	126	530	471
Minority share of income before non-cash items	124	119	399	319
Cash taxes and other operating costs	76	39	169	88

Income before non-cash items	126	207	606	557
Depreciation and amortization	(79)	(40)	(251)	(149)
Taxes and other non-cash items	10	(66)	(153)	(165)
Minority share of non-cash items	35	28	141	100
Equity accounted income from investments	68	55	345	60

Net income	$160	$184	$688	$403

Net income per common share
Diluted	$0.53	$0.66	$2.38	$1.31
Basic	$0.56	$0.66	$2.43	$1.33

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(unaudited)	Three months ended Dec.31		Year ended Dec.31
US$ millions	2004	2003	2004	2003

Income before non-cash items	$126	$207	$606	$557
Dividends from Noranda Inc.	12	12	45	49
Dividends from Norbord Inc.	5	5	19	18

Cash flow from operations and gains	$143	$224	$670	$624

See Note 1

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2004 Year End Results

CONSOLIDATED BALANCE SHEET

	December 31	December 31
US$ millions	2004	2003

Assets
Operating assets
Property	$9,289	$8,222
Power generation	3,048	1,927
Funds management	3,375	2,095

	15,712	12,244
Investments	1,374	1,196
Accounts receivable and other	1,524	1,623
Securities	996	854
Cash and cash equivalents	404	382

	$20,010	$16,299

Liabilities
Corporate borrowings	$1,675	$1,213
Non-recourse borrowings
Property specific mortgages	6,045	4,881
Other debt of subsidiaries	2,373	2,075
Accounts payable and other liabilities	2,719	1,745
Shareholders' interests
Minority interests of others in assets	1,569	1,516
Preferred equity
Corporate	1,089	852
Subsidiaries	1,059	1,009
Common equity	3,481	3,008

	$20,010	$16,299

Note 1
The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results. In addition, the consolidated balance sheet above presents the company’s investment in Canary Wharf Group, plc as part of its property operations, consistent with management’s determination of business segments, whereas it is included with “Investments” in the company’s annual report to shareholders.

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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2004 Year End Results

OPERATING RESULTS EXCLUDING PROPERTY AND DISPOSITION GAINS

(unaudited)	Three months ended Dec.31		Year ended Dec.31
US$ millions, except per share amounts	2004	2003	2004	2003

Cash flow from operations	$143	$224	$670	$624
Less: Northgate Exploration gain	--	(57)	--	(57)
Norbord gain	--	--	(63)	--
Sale of 245 Park Avenue	--	(50)	--	(50)
Lease termination gain	--	--	(30)	--

Cash flow from operations excluding special items	$143	$117	$577	$517
Per share	$0.49	$0.40	$1.98	$1.74

Net income	$160	$184	$688	$403
Less: above noted items	--	(107)	(93)	(107)
Associated non-cash taxes	--	15	23	15

Net income excluding special items	$160	$92	$618	$311
Per share	$0.53	$0.31	$2.11	$0.96

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(unaudited)	Three months ended Dec.31		Year ended Dec.3
US$ millions	2004	2003	2004	2003

Income before non-cash items	$126	$207	$606	$557
Dividends from Noranda Inc.	12	12	45	49
Dividends from Norbord Inc.	5	5	19	18

Cash flow from operations and gains	$143	$224	$670	$624

Per common share - diluted	$0.49	$0.80	$2.34	$2.14

PROPERTY OPERATIONS - NET OPERATING INCOME

(unaudited)	Three months ended Dec.31		Year ended Dec.31
US$ millions	2004	2003	2004	2003

Commercial properties	$176	$153	$697	$621
Residential properties	166	50	305	131
Development properties	--	24	1	67
Property services	--	6	16	18

Total property operations	$342	$233	$1,019	$837

See Note 1

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2004 Year End Results